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                              April 15, 2021

       Gavin West
       Business Advisor
       NousLogic Healthcare Inc.
       5150 Crenshaw Road #A150
       Pasadena, Texas 77505

                                                        Re: NousLogic
Healthcare Inc.
                                                            Amendment No. 2 to
Form 1-A
                                                            Filed April 1, 2021
                                                            File No. 024-11398

       Dear Mr. West:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2021 letter.

       Amendment No. 2 to Form 1-A filed April 1, 2021

       Management, page 7

   1. We note that Gavin West has signed the Offering Circular as CEO, that he is listed as
                                                        CEO in a new table on
page 8 with a footnote stating that he "assumed CEO duties from
                                                        HaongNhu for
Commercialization of the Company", and that he is listed as "Incoming
                                                        CEO" on page 26.
However pages 7 and 9 continue to state that Mr. Nhu is the CEO of the company. Please
reconcile your disclosure throughout the Offering Circular to clarify.
       Financial Synopsis, page 11

   2. We note the revisions provided in response to prior comment 6. Please revise to provide a narrative discussion of
the significant assumptions used to support the significant increase
 Gavin West
NousLogic Healthcare Inc.
April 15, 2021
Page 2
      in revenues from those reported in 2020, and clarify why these assumptions are reasonable. Revise to also discuss that investors should be cautioned against attributing
      undue certainty or unduly relying on management   s projections.
Consent of Independent Accountant, page 38

3. In response to prior comment 15 you have provided the consent of Omar Alnuaimi, CPA within the audited financial statements. Consistent with the consent provided for Noman
      Tahir CPA, please revise to file the consent of Omar Alnuaimi, CPA as an exhibit to the filing. Refer to Item 16 and 17 of Part III to Form 1-A.
Independent Auditor   s Report to the Member of Nouslogic Healthcare, Inc. ,
page 41

4. The last sentence of the first paragraph of the auditor's report is incomplete. Please revise.
Statement of Cash Flows, page 46

5. We see on page 50 within Note 7 that the related party loan is an unsecured interest-free loan from a shareholder with no fixed repayment terms. Please revise to present this as a cash flow from Financing Activities in accordance with ASC 230-10-45-14. Exhibits

6. We note your response to our prior comment 18. Please file your agreement with US Cap
      Global Securities (USCGS), pursuant to which it has agreed to provide placement agent services, as an exhibit. See Item 17.1 of Item III of Form 1-A.

       You may contact Jeanne Bennett at 202-551-3606 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameGavin West
                                                             Division of
Corporation Finance
Comapany NameNousLogic Healthcare Inc.
                                                             Office of Life
Sciences
April 15, 2021 Page 2
cc:       Christopher Kelly
FirstName LastName